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                                      FILED BY WEB STREET, INC. PURSUANT TO RULE
                                            425 UNDER THE SECURITIES ACT OF 1933
                                                                SUBJECT COMPANY:
                                              WEB STREET, INC., FILE NO. 0-27705


We wanted to remind you that there is an offer by E*Trade Group, IncstuFinancial Printing GroupWe wanted to remind you that there is an offer by E*Trade Group, Inc. to all Web Street, Inc. stockholders which offer is set to expire at midnight, New York city time, June 29, 2001. If you wish to participate in the offer with shares held at Web Street, please contact reorg@webstreet.com
                                                     -------------------
indicating your number of shares held, your account number, and your desire to tender your shares. Included with this message is a copy of the Co-Chairmen's letter that was sent to all Web Street stockholders describing the offer. There is, of course, no charge for processing tender offers. Thank you.

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              CO-CHAIRMEN'S LETTER TO STOCKHOLDERS OF WEB STREET

June 4, 2001

Dear Stockholder:

     On May 20, 2001, Web Street entered into an Agreement and Plan of Merger with E*TRADE Group, Inc. for E*TRADE to acquire all of the outstanding shares of Web Street common stock. After careful consideration, the members of Web Street's board of directors unanimously approved the Merger Agreement and determined that the offer is fair to, and in the best interests of, Web Street's stockholders. The board of directors recommends that you accept the offer and tender your shares pursuant to the offer.

     In the offer, E*TRADE will exchange 0.1864 of a share of E*TRADE common stock (the "Exchange Ratio") for each outstanding share of Web Street common stock that is validly tendered and not properly withdrawn. On May 18, 2001, the last full trading day before the public announcement of the proposed merger, the closing price per E*TRADE common share on the New York Stock Exchange was $9.20 and the closing price per Web Street common share on the Nasdaq National Market was $0.80.

     On June 1, 2001, the closing price of E*TRADE common shares was $7.74 per share and the closing price of Web Street common shares was $1.35. You should obtain current market quotations for E*TRADE and Web Street common shares before making any decision on the merger.

     In arriving at its determination and recommendation, Web Street's board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of Houlihan Smith & Company, Inc. to the effect that, as of May 20, 2001, and based upon and subject to various considerations set forth in its opinion, the Exchange Ratio in the transaction was fair, from a financial point of view, to the holders of Web Street common stock. A copy of the opinion is included in the attached Schedule 14D-9, and you are urged to read the opinion carefully and in its entirety.

     Enclosed is E*TRADE's Prospectus, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

     The offer is subject to, among other things, the tender of at least a majority of the Web Street common shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of E*TRADE will be merged with and into Web Street and each remaining Web Street share will be converted into the same fraction of a E*TRADE share as will be paid in the offer.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 29, 2001, unless extended. If you want to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the Prospectus and you may call the Information Agent, Innisfree M&A Incorporated at
(888) 750-5834 if you have any questions.

Very truly yours,

/s/ Joseph J. Fox                              /s/ Avi Fox

Joseph J. Fox,                                 Avi Fox,
Co-Chairman and Co-Chief Executive Officer     Co-Chairman and Co-Chief
Executive Officer